94 FERC PARAGRAPH 61,240
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:  Curt Hebert, Jr., Chairman;
                       William L. Massey, and Linda Breathitt.


The AES Corporation                                       Docket No. EC01-25-000
IPALCO Enterprises, Inc.

                   ORDER AUTHORIZING DISPOSITION OF FACILITIES

                             (Issued March 8, 2001)

          On November 14, 2000, the AES Corporation (AES) and IPALCO Enterprises, Inc. (IPALCO) (collectively, Applicants) filed an application, on behalf of their jurisdictional subsidiaries, under section 203 of the Federal Power Act (FPA),1 seeking authorization for the disposition of facilities associated with the proposed acquisition of IPALCO by AES. IPALCO will become a wholly-owned subsidiary of AES upon consummation of the proposed transaction.

          The Commission has reviewed the proposed transaction under the Commission's Merger Policy Statement2 and as discussed below, we will authorize the transaction as consistent with the public interest.

I.   Background

     A.   Description of the Parties

          AES is a public utility holding company engaged in the development, ownership and operation of electric generating plants and electric distribution companies. In addition to its worldwide electric generation facilities, AES owns, or is in the process of acquiring, interests in a number of generation facilities in the United States, and also owns interests in several power marketers.

          Central Illinois Light Company (CILCO), a combination gas and electric public utility company based in Illinois, is a wholly-owned indirect subsidiary of AES and a member of the Midwest Independent Transmission System Operator, Inc. (MISO).3 CILCO provides retail electric and gas service in central Illinois. It also provides wholesale electric sales service pursuant to Commission-approved cost-based and market-based tariffs.4

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1    18 U.S.C. section 824b (1994).

2    Inquiry Concerning the Commission's Merger Policy Under the Federal Power
     Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and RegulationsP. 31,044 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERCP. 61,321 (1997) (Merger Policy
     Statement). We note that Order No. 642 (65 Fed. Reg. 70,984 (Nov. 28,
     2000); III FERC Stats. & Regs.P. 31,111 (Nov. 15, 2000), reh'g pending (Final Rule)) was issued by the Commission one day after Applicants filed the instant application. The Final Rule did not become effective until January 29, 2001, therefore we have not reviewed this application under the Final Rule.

3 Subsequent to the filing herein, CILCO filed a notice of withdrawal from the MISO, contingent upon the Commission allowing Ameren, Illinois Power Company or Commonwealth Edison Company to withdraw from the MISO, in order to pursue other alternatives consistent with Order No. 2000.

4 CILCO's cost-based tariff was approved by unpublished delegated letter order issued April 25, 1995 in Docket No. ER95-602-000. CILCO's market-based tariff was approved in Central Illinois Light Co., 83 FERC P. 61,252 (1998).

          IPALCO is a public utility holding company based in Indiana with two principal wholly-owned subsidiaries, Indianapolis Power & Light Co. (Indianapolis P&L) and Mid-America Capital Resources, Inc. (Mid-American). Indianapolis P&L is a public utility primarily engaged in the generation, transmission and distribution of electricity to customers in Indianapolis, Indiana. At the current time, Indianapolis P&L is not a member of any ISO. However, according to a MISO Press Release issued March 2, 2001, Indianapolis P&L submitted an application to join the MISO. Mid-America is a holding company for IPALCO's unregulated subsidiaries. Mid-America owns no electric generation or transmission facilities, and is not engaged in the electric energy business.

     B.   Description of Proposed Transaction

          The proposed transaction is governed by an Agreement and Plan of Share Exchange (Share Exchange Agreement) dated July 15, 2000. The Share Exchange Agreement provides that AES will acquire IPALCO in a stock-for-stock transaction with the assumption of debt and preferred stock. Indianapolis P&L will thus become a wholly-owned subsidiary of AES.


II.  Notice of Filing and Responsive Pleadings

          Notice of Applicants' filing was published in the Federal Register, 65 Fed. Reg. 70,895 (2000), with comments, interventions, and protests due on or before January 16, 2001. On January 16, 2001, the Indiana Utility Regulatory Commission (Indiana Commission) filed a notice of intervention and protest and the Indiana Office of Utility Consumer Counselor (Consumer Counselor) filed a motion to intervene and protest. The Tenaska Indiana Partners, L.P. (Tenaska Indiana) also filed a motion to intervene and reservation of rights on January 16, 2001. Tenaska Indiana requested a 14-day extension of time to review the filing and file comments. Applicants filed two answers to Tenaska Indiana's request for an extension to time. The Indiana Commission and the Consumer Counselor subsequently filed a notice of withdrawal of intervention and protest on February 5, 2001. Tenaska Indiana did not file any comments.


III. Discussion

     A.   Procedural Issues

          Pursuant to Rule 214(a)(3) of the Commission's Rules of Practice and Procedure, Tenaska Indiana's motion to intervene makes it a party to this proceeding.5 Tenaska Indiana's request for an extension of time to file comments and Applicants' two answers are considered moot since Tenaska Indiana did not file any comments.

     B.   The Proposed Transaction

          1.   Standard of Review

          Section 203(a) of the FPA provides that the Commission must approve a proposed disposition if it finds that the disposition "will be consistent with the public interest." 16 U.S.C. section 824b(a) (1994). The Commission generally takes account of three factors in analyzing proposed mergers and other section 203 transactions: (a) the effect on competition; (b) the effect on rates; and
(c) the effect on regulation.

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5    18 C.F.R. section 385.214(a)(2) (2000).

     2.   Effect on Competition

          Applicants analyze the competitive effects of the proposed transaction relating to the consolidation of generation controlled by Applicants (i.e., horizontal effects) and the consolidation of generation, delivered gas and transmission assets controlled by Applicants (i.e., vertical effects). Applicants argue that the proposed transaction raises no horizontal competitive concerns because AES and Indianapolis P&L largely operate in separate relevant geographic markets, and in markets where they do compete, their analysis indicates small increases in market concentration which do not exceed the thresholds specified in the Merger Policy Statement.6 Applicants also argue that the proposed transaction raises no vertical competitive concerns related to raising rivals' costs or frustrating entry.

          Based on the information contained in the Applicant's analysis, we find that the proposed transaction poses no horizontal or vertical competitive concerns. No intervenor argues otherwise.

          3.   Effect on Rates

          According to the application, the proposed transaction will not have an adverse effect on rates. In support, Applicants state that IPALCO's public utility subsidiary, Indianapolis P&L, has only one wholesale requirements and transmission customer, Wabash Valley Power Association (Wabash). Applicants state that Indianapolis P&L's contract with Wabash has fixed demand and energy rates during the term of the contract and does not give Indianapolis P&L the right under section 205 to change those rates. With respect to AES and its affiliates, AES claims to have no captive customers. Additionally, Applicants indicate that CILCO has two wholesale customers who are subject to fixed rate contracts; the Village of Riverton (Riverton), a requirements customer whose contract is due to expire in 2001, subject to renewal, and Corn Belt Electric Cooperative (Corn Belt), a transmission customer. As the Commission noted in approving the CILCO/AES merger, Riverton will be free to obtain sales service on the competitive market and transmission service will be available to both Riverton and Corn Belt under CILCO's open-access tariff once these contracts expire. See Central Illinois Light Co. and The AES Corp., 87 FERC P. 61,293
(1999) (CILCO/AES Order). Finally, the rates charged by AES Affiliates' qualifying facilities and exempt wholesale generators cannot be changed unilaterally.7

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6    1999 trading data included in the application indicate that Indianapolis
     P&L and CILCO competed to a limited extent only in the Cinergy and Commonwealth Edison markets. Applicants identify short-term capacity and non-firm energy in eleven seasonal/time periods as the relevant product and define ten relevant geographic markets using the Delivered Price Test described in Appendix A of the Merger Policy Statement. They use prices from Power Markets Week and system lambda as proxies for market prices. Applicants' results indicate merger-induced increases in concentration using the HHI statistic no greater than 14 for economic capacity and 26 for available economic capacity. These results do not vary significantly with changes in assumptions regarding Regional Transmission Organization membership, transmission rates, and available transmission capacity.

7    See CILCO/AES Order at 62,161.

          CILCO continues to abide by the commitment it made in the CILCO/AES merger that it will not seek an increase in any of its jurisdictional transmission rates for a period of four years after that merger was consummated (October 18, 1999). Indianapolis P&L commits to exclude from rates any transaction-related transmission costs that are not fully offset by transaction-related transmission savings for five years following consummation of the proposed transaction.

          Based on these considerations, the Commission finds that the proposed transaction will not cause any adverse rate effects. We note that no intervenor argues otherwise.

          4.   Effect on Regulation

          With respect to Federal regulation, Applicants state that AES will not become a registered holding company as a result of the transaction and, thus, there will be no effect on the jurisdiction of the Commission to regulate Applicants or their subsidiaries in relation to possible regulation by the SEC. Applicants note that services provided by Indianapolis P&L, AES' power marketers and CILCO will remain fully subject to the Commission's jurisdiction.

          With respect to state regulation, Applicants state that the Indiana Commission will maintain jurisdiction over retail rates and terms and conditions of service after consummation of the transaction. Applicants also state that the transaction will not affect the state of Illinois' jurisdiction over CILCO.

          Based on these considerations, the Commission finds that the proposed transaction will not adversely affect either Federal or state regulation. We note that no intervenor argues otherwise.

          5.   Accounting Matters

          The Applicants propose to record the transaction of IPALCO by AES using the pooling of interests method of accounting. Since the proposed transaction is occurring at the nonjurisdictional holding company level and the Applicants do not propose any changes to the books and records of the jurisdictional subsidiaries, we have no objection to the Applicant's use of the pooling of interests method.

          Since we do not expect the proposed transaction to have any effect on the books and records of the jurisdictional subsidiaries, we will not require the Applicants to submit their proposed accounting. However, if the proposed transaction (including transaction-related costs) affects the books and records of a jurisdictional subsidiary, the Applicants shall promptly inform the Commission and provide a full explanation for any proposed adjustments.

The Commission orders:
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          (A) Tenaska Indiana's motion to intervene is hereby granted.

          (B) Applicants' proposed transaction is hereby authorized, as discussed in the body of this order.

          (C) Applicants shall advise the Commission within 10 days of the date the transaction is consummated.

          (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, services, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or that may come before the Commission.

          (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

          (F) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

          (G) The Applicants must promptly inform the Commission of any change in the circumstances that would reflect a departure from the facts the Commission has relied upon in reviewing the transaction accounting.

By the Commission.

( S E A L )

                                        David P. Boergers,
                                        Secretary.